Exhibit 2.1

asset purchase agreement

by and among

CR BRANDS, INC.,

SWEEP ACQUISITION COMPANY

and

SLG CHEMICALS, INC.

Dated as of June 25, 2020

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Table of Contents

(continued)

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Table of Contents

(continued)

EXHIBITS

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Restrictive Covenant Agreement
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of Patent Assignment
Exhibit F	Representations and Warranties Insurance Policy
Exhibit G	Form of Assignment and Assumption Agreement
Exhibit H	Financing Letter
Exhibit I	Covenant Not To Sue Agreement

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asset purchase agreement

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 25, 2020, is by and among CR Brands, Inc., a Delaware corporation (“CR Brands”), Sweep Acquisition Company, a Delaware corporation (“Sweep” and, together with CR Brands, “Sellers”), and SLG Chemicals, Inc., a Colorado corporation (“Buyer”).

recitals

A.Sellers are engaged in the business of designing, formulating, marketing and selling laundry care products to retail and wholesale customers under the Biz® and Dryel® brand names (the “Business”).  For purposes of clarity, the Business excludes products sold by Sellers under the OxiClean® and Arm & Hammer® brand names (the “Retained Business”).

B.Sellers desire to sell substantially all of the assets, properties, rights and interests of Sellers primarily used in the Business to Buyer, and Buyer desires to purchase and acquire such assets, properties, rights and interests for the consideration and the assumption by Buyer of certain liabilities set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, Sellers and Buyer hereby agree as follows:

Article I.
DEFINITIONS

For purposes of this Agreement:

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired Intellectual Property” has the meaning set forth in Section 2.1(b).

“Acquired Intellectual Property Registrations” means Acquired Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered Trademarks, domain names and Copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Actions” means any suit, claim, charge, complaint, legal proceeding, administrative enforcement proceeding or arbitration proceeding before any Governmental Authority.

“Affiliate” means with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock, by Contract, or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Alternative Debt Financing” has the meaning set forth in Section 8.11(a).

“Arbitration Firm” has the meaning set forth in Section 4.4(b).

“Assigned Contracts” has the meaning set forth in Section 2.1(c).

“Assumed Liabilities” has the meaning set forth in Section 3.1.

“Average Contribution Margin” means the sum of (a) the Contribution Margins for each of the two years during the Earn-Out Period divided by (b) two.

“Business” has the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Cleveland, Ohio or Denver, Colorado are authorized or obligated by Law or executive order to close.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” has the meaning set forth in Section 11.3.

“Change” has the meaning set forth in Section 8.9.

“Claim” has the meaning set forth in Section 11.6(a).

“Claim Response” has the meaning set forth in Section 11.6(a).

“Claims Notice” has the meaning set forth in Section 11.6(a).

“Closing” has the meaning set forth in Section 5.1.

“Closing Date” has the meaning set forth in Section 5.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“CNS Agreement” means that certain covenant not to sue agreement by and between Sellers and Buyer substantially in the form set forth as Exhibit I.

“Confidentiality Agreement” has the meaning set forth in Section 8.2(b).

“Consent” means any consent, approval, authorization, qualification, waiver, registration or notification required to be obtained from, filed with or delivered to a Governmental Authority or any other Person in connection with the consummation of the transactions provided for herein.

“Contracts” means all written or oral contracts, purchase orders, leases, licenses, and other agreements (including any amendments and other modifications thereto) in force.

“Contribution Margin” means a measure of the Dollar General Program’s contribution to Buyer’s and its Affiliates’ net income as reflected in Buyer’s and its Affiliates’ financial statements for the relevant period.  Specifically, Contribution Margin shall be calculated as Buyer’s and its Affiliates’ sales revenue for the relevant period pursuant to the Dollar General Program minus (a) Buyer’s and its Affiliates’ costs to produce and deliver the products sold with respect to such sales revenue, (b) commissions paid to brokers with respect to such sales revenue and (c) contractual deductions from sales taken by Dollar General with respect to such sales revenue.  Contribution Margin shall be calculated using the accounting principles, practices, methodologies and policies set forth on Schedule 1.2, which shall control over this definition in the event of any conflict.

“Copyrights” means United States and foreign copyrights, copyrightable works, writing, works in progress, databases, website content, source code and mask works, whether registered or unregistered, and registrations and pending applications to register the same and any renewals or extensions thereof.

“CR Brands” has the meaning set forth in the preamble.

“Debt Financing” means the UMB Financing or the Alternative Debt Financing.

“Debt Financing Sources” has the meaning set forth in Section 8.11(b).

“Dollar General Program” means the sales program with Dollar General Corporation or one of its Affiliates pursuant to which Buyer or its Affiliates sell Biz® branded products to Dollar General Corporation or such Affiliate, as applicable.

“Earn-Out Payment” has the meaning set forth in Section 4.5(d).

“Earn-Out Period” has the meaning set forth in Section 4.5(a).

“Earn-Out Statement” has the meaning set forth in Section 4.5(a).

“Effective Time” has the meaning set forth in Section 5.1.

“Environment” means soil, surface waters, groundwater, land, stream, sediments, surface or subsurface strata and ambient air.

“Environmental Law” means any Law concerning the protection of the Environment.

“Estimated Inventory” has the meaning set forth in Section 4.4(a).

“Export Approvals” has the meaning set forth in Section 6.19.

“Final Inventory” has the meaning set forth in Section 4.4(a).

“Financial Statements” has the meaning set forth in Section 6.4(a).

“Financing Letter” has the meaning set forth in Section 7.5.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“General Enforceability Exceptions” has the meaning set forth in Section 6.2.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court.

“Hazardous Material” means any toxic substance, including asbestos and asbestos-containing materials, hazardous waste, hazardous material, hazardous substance, petroleum, radiation and radioactive materials and polychlorinated biphyenyls as defined in any Environmental Law.

“Indemnifying Party” has the meaning set forth in Section 11.6(b).

“Indemnitee” means a Buyer Indemnitee or a Seller Indemnitee, as applicable.

“Intellectual Property” means any and all (a) Patent Rights; (b) Trademarks; (c) internet domain names, social media accounts or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not copyrightable; (d) Trade Secrets; (e) Copyrights; (f) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including rights of personality, privacy, and publicity and similar rights; (g) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world; (h) all registrations, issuances and application for registration or issuance of any of the foregoing; and (i) any renewals, extensions, continuations, continuations-in-part, divisionals, provisionals, reexaminations, revisions or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world.

“Inventory” means the inventory of Sellers (including raw materials, work-in-progress inventory, finished goods and bill of material expense items) primarily relating to or held for use with respect to the Business calculated in accordance with the sample calculation set forth in Schedule 1.1 and using the accounting principles, practices, methodologies and policies set forth on such Schedule; provided that Inventory excludes inventory identified as obsolete on Schedule 1.1.

“Inventory Statement” has the meaning set forth in Section 4.4(a).

“IRS” means the Internal Revenue Service.

“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Authority.

“Licensed Intellectual Property” means all Intellectual Property used or held for use in the Business as currently conducted that does not constitute Acquired Intellectual Property.

“Liens” means any mortgage, lien, security interest, encumbrance, title defect or similar restriction or limitation.

“Losses” has the meaning set forth in Section 11.2.

“Material Adverse Effect” means, with respect to Sellers or Buyer, as applicable, any change, occurrence or development that has a material adverse effect on the business, results of operations or financial condition of such party or parties and its or their subsidiaries taken as a whole, but excludes any effect (a) resulting from general economic conditions, (b) affecting companies in the industry in which it conducts its business generally, (c) resulting from the announcement or performance of this Agreement or the transactions contemplated hereby, (d) resulting from any actions required under this Agreement to obtain any Consent from any Person or Governmental Authority or (e) arising from natural disasters, acts of terrorism or war (whether or not declared) or epidemics or pandemics.

“Material Customers” has the meaning set forth in Section 6.15(a).

“Material Suppliers” has the meaning set forth in Section 6.15(b).

“Non-Party Affiliates” has the meaning set forth in Section 13.15.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority.

“Patent Assignment Agreement” has the meaning set forth in Section 5.2(g).

“Patent Rights” means United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, provisionals, extensions, re-examinations, equivalents, counterparts, reissues, patent disclosures, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permits” means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Authority.

“Permitted Liens” means (a) Liens arising under the Sellers’ credit facilities, which will be released with respect to the Acquired Assets upon the Closing, (b) Liens for Taxes, assessments and other charges of Governmental Authorities not yet due and payable or being contested in good faith by appropriate proceedings for which collection or enforcement against the property is stayed, which proceedings identified on Schedule 6.10, and (c) mechanics’, workmens’, repairmens’, warehousemens’, carriers’ or other like Liens arising or incurred in the ordinary course of business or by operation of Law if the underlying obligations are not delinquent and Sellers timely satisfy such obligations arising with respect to periods prior to the Closing Date such that the underlying obligations are not delinquent; provided, however, that none of the foregoing described in clause (c) will individually or in the aggregate impair the continued use and operation of the property to which they relate in the Business as presently conducted.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or Governmental Authority.

“Personal Information” means (a) information and data concerning an identified or identifiable natural person (including any information specifically defined or identified in any of Sellers’ privacy policies as “personal information,” “personally identifiable information,” “personal identification information” or with a similar designation), including any information from which identification or contact information of an individual person is directly derived, including address, phone number email address, internet account credentials and credit card information, in each case in paper, electronic or any other form; and (b) any data collected from an IP address, web beacon, pixel gig, ad tag, cookie, local storage, software, or by any other means, or from a particular computer, web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact an individual or device or application, to predict or infer the preferences, interests, or other characteristics of the device or of a user of such device or application, or to target advertisements or other content to a device or application, or to a user of such device or application.

“Property Taxes” means ad valorem Taxes, general assessments and special assessments with respect to the Acquired Assets.

“Purchase Price” has the meaning set forth in Section 4.1.

“Purchase Price Allocation” has the meaning set forth in Section 4.3.

“Release” means any releasing, spilling, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping of a Hazardous Material into the Environment.

“Representations and Warranties Insurance Policy” shall mean that certain Buyer-side Representations and Warranties Insurance Policy No. TLI0019031351 bound as of the date hereof and issued by CFC Underwriting Limited set forth on Exhibit F.

“Response Period” has the meaning set forth in Section 11.6(a).

“Restrictive Covenant Agreement” has the meaning set forth in Section 5.2(e).

“Retained Assets” has the meaning set forth in Section 2.2.

“Retained Business” has the meaning set forth in the recitals.

“Retained Liabilities” has the meaning set forth in Section 3.2.

“Seller Indemnitees” has the meaning set forth in Section 11.2.

“Sellers” has the meaning set forth in the preamble.

“Sellers’ Knowledge” means the actual knowledge of each of Timothy Harrison and Daniel Mickelson.

“Sweep” has the meaning set forth in the preamble.

“Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other similar assessment or similar charge of any kind whatsoever, together with any interest penalties, additions to tax or additional amounts imposed by any Taxing Authority.

“Tax Returns” means all Tax returns, statements, reports, elections, schedules, claims for refund and forms required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“Trade Secrets” means inventions, discoveries, ideas, processes, formulae, formulations, recipes, batching procedures, designs, models, industrial designs, know-how, confidential information, proprietary information and trade secrets (as defined by applicable Law), whether or not patented or patentable.

“Trademark Assignment Agreements” has the meaning set forth in Section 5.2(f).

“Trademarks” means United States, state and foreign trademarks, service marks, logos, trade dress, Internet domain names, brand names, fictitious or d/b/a names, trade names (including all assumed or fictitious names under which any Person is conducting business or has conducted business), slogans and logos, whether registered or unregistered, and registrations and pending applications to register the foregoing and equivalents, renewals and counterparts for any of the foregoing, and the goodwill associated with each of the foregoing.

“Transfer Taxes” has the meaning set forth in Section 8.3(a).

“Transferred Permits” has the meaning set forth in Section 2.1(d).

“Transition Services Agreement” has the meaning set forth in Section 5.2(d).

“UMB Financing” has the meaning set forth in Section 7.5.

Article II.
PURCHASE AND SALE OF ASSETS

2.1Sale and Transfer of Assets.  Subject to Section 2.2 and Section 2.3, at the Closing, Buyer shall purchase and acquire from Sellers, and Sellers shall sell, transfer, convey, assign and deliver to Buyer free and clear of all Liens (other than Permitted Liens), all of Sellers’ right, title and interest in, under and to all of the assets, properties and rights owned by Sellers and primarily used in or held for use in the Business, including the following assets, properties and rights owned by Sellers as of the Closing (collectively, the “Acquired Assets”):

(a)Inventory.  All raw materials, work-in-progress inventory, finished goods and bill of material expense items, in each case, primarily used or held for use in the Business;

(b)Intellectual Property Rights.  All Intellectual Property owned or purported to be owned by Sellers and used in the Business, including the Intellectual Property set forth on Schedule 2.1(b) (collectively, the “Acquired Intellectual Property”);

(c)Contracts.  All rights, benefits and interests of Sellers in and to all Contracts set forth on Schedule 2.1(c) (collectively, the “Assigned Contracts”), but specifically excluding all software licenses;

(d)Permits.  All Permits primarily used or held for use in the Business, to the extent transferable, including the Permits set forth on Schedule 2.1(d) (the “Transferred Permits”);

(e)Claims.  All claims against any Person primarily related to the Business, whether accruing before, on or after the Closing Date, all rights (including rights to proceeds) under all guarantees, warranties and indemnities arising primarily with respect to the Business, and all rights under or in respect of any Acquired Intellectual Property, including all rights to and claims for damages, restitution and injunctive relief for past, present and future infringement, dilution, misappropriation, unlawful imitation, misuse or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages, all rights of priority and protection of interests therein under the Laws of any jurisdiction; and all rights to receive all royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing, whether known or unknown, contingent or non-contingent, in each case, other than claims related to any Retained Asset;

(f)Open Orders.  All products ordered by Sellers relating to the Business prior to the Closing Date but not paid for and not yet received by Sellers prior to the Closing Date;

(g)Books and Records.  All books, records, ledgers and files or other similar information of Sellers (in any form or medium) primarily related to, used or held for use in connection with the Business, including customer lists, Personal Information, vendor lists, correspondence, mailing lists, revenue records, invoices, advertising materials, brochures, records of operation, standard forms of documents, manuals of operations or business procedures, photographs, blueprints, research files and materials, data books, Intellectual Property disclosures and information, media materials and plates, accounting records, litigation files, any documentation involving Governmental Authorities (but excluding Sellers’ corporate records), in each case whether or not physically located on any of the physical premises of Sellers;

(h)Goodwill.  All goodwill and other intangible assets associated with the Business, including the goodwill and going concern value arising from or related to the Business; and

(i)Tooling.  All parts, materials, molds, patterns, tools, tooling and all other tangible personal property owned or leased by Sellers and primarily used, held for use or intended for use in connection with the Business or current or planned products, including such items set forth on Schedule 2.1(i), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto in the possession or control of Sellers or any of their contract manufacturers as of the Closing Date.

2.2Retained Assets  Except for the Acquired Assets, Sellers shall retain and Buyer shall not purchase or acquire from Sellers any assets, properties, rights or interests owned, used, occupied or held for the benefit of Sellers (collectively, the “Retained Assets”).  Anything in Section 2.1 to the contrary notwithstanding, the following assets, properties, rights and interests owned, used, occupied or held by or for the benefit of Sellers shall constitute Retained Assets and are not Acquired Assets hereunder, whether or not primarily used in or held for use in the Business:

(a)Designated Assets.  Those assets, properties, rights and/or interests, owned, used, occupied or held by or for the benefit of Sellers in the operation of the Business each as set forth on Schedule 2.2(a);

(b)Non-Assigned Contracts.  All of the rights, benefits and interests of Sellers in, under or pursuant to any Contracts other than the Assigned Contracts, including Sellers’ rights under this Agreement and any agreement or document contemplated hereby;

(c)Other Divisions.  All of the assets, properties, rights and/or interests owned, used, occupied or held by or for the benefit of Sellers in connection with their business activities other than the Business, including relating to the Retained Business;

(d)Cash and Cash Equivalents.  All cash, cash equivalents and marketable securities, including cash on hand maintained at the facilities of Sellers, cash in transit and cash, cash-equivalents and marketable securities in lock boxes or on deposit with or held by any financial institution and all bank accounts of Sellers;

(e)Personal and Real Property.  All tangible personal property, office furniture and office equipment and other furnishings used in the Business and all real property owned, leased or otherwise used by Sellers;

(f)Insurance.  All rights, claims and benefits of Sellers in, to or under all insurance policies maintained by Sellers;

(g)Accounts Receivable.  All accounts, notes and other receivables of a Seller (i) not arising out of the operation of the Business or (ii) arising out of the operation of the Business prior to the Closing Date;

(h)Tax Refunds.  All overpayments, prepayments, deposits, refunds, claims for refunds or credits of Taxes (i) of Sellers or (ii) with respect to the Acquired Assets for any taxable period or portion thereof ending before the Closing Date;

(i)Corporate Minute Books.  The corporate minute books and related stock records of the Sellers;

(j)Capital Stock.  All capital stock or other equity interests in any Person, including Sellers; and

(k)Name.  All rights and interests to the name “CR Brands” or “Sweep” and any derivation thereof.

2.3Assignability and Consents  Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign, sublease or transfer any Assigned Contract or Transferred Permit if any attempted sale, conveyance, assignment, sublease or transfer of such Assigned Contract or Transferred Permit, without the Consent of the other Person to such transfer, would constitute a breach by Sellers or Buyer with respect to such Assigned Contract or Transferred Permit.  If any required Consent is not obtained on or prior to the Closing Date, Sellers shall (a) provide to Buyer the benefits of the applicable Contract or Permit, (b) cooperate in any reasonable and lawful arrangement designed to provide such benefits to Buyer, (c) enforce at the request of Buyer and for the account of Buyer any rights of Sellers arising from any such Contract or Permit (including the right to elect to terminate such Contract or Permit in accordance with the terms thereof upon the request of Buyer) and (d) use  commercially reasonable efforts to obtain Consent with respect to such Contracts or Permits as soon as possible, but Sellers shall not in any event, have any requirement to pay any amount to any third party to obtain such Consent.

Article III.
LIABILITIES

3.1Assumption of Liabilities  Subject to Section 3.2, Buyer shall assume, effective as of the Closing, and shall thereafter pay, perform and discharge as and when due all liabilities and obligations of Sellers under the terms of the Assigned Contracts to the extent such liabilities and obligations (a) do not arise from or relate to any nonperformance or other breach by Sellers of any provision of any of such Assigned Contracts and (b) do not arise from or relate to any event, circumstances or condition occurring or existing on or prior to the Closing that, with notice or lapse of time, would constitute or result in a breach of any Assigned Contract other than a breach that could have been prevented by an action of Buyer taken as required by the terms of the relevant Assigned Contract (collectively, the “Assumed Liabilities”).

3.2Retained Liabilities  Other than the Assumed Liabilities, Sellers shall retain, and Buyer shall not assume, or be responsible or liable with respect to, any liabilities or obligations of Sellers, including all accounts payable of Sellers whether or not relating to the Business (collectively the “Retained Liabilities”).

Article IV.
PURCHASE PRICE

4.1Purchase Price  In full consideration for the sale and transfer of the Acquired Assets to Buyer, at the Closing, Buyer shall assume the Assumed Liabilities and shall pay a purchase price equal to $9,250,000 plus an amount equal to the Estimated Inventory minus an amount equal to fifty percent (50%) of the costs of the Representations and Warranties Insurance Policy (as adjusted pursuant to Sections 4.4 and 4.5, the “Purchase Price”).

4.2Settlements  At the Closing, Buyer shall pay, or cause to be paid, to Sellers, by bank wire transfer of immediately available funds to an account or accounts designated in writing by Sellers, an amount equal to the Purchase Price.

4.3Purchase Price Allocation  The Purchase Price and the Assumed Liabilities included in the amount realized for income Tax purposes and other relevant items shall be allocated among the Acquired Assets in accordance with their fair market values in accordance with Section 1060 of the Code as set forth on Schedule 4.3 (the “Purchase Price Allocation”).  Each of the parties hereto shall report the purchase and sale of the Acquired Assets on all Tax Returns (including IRS Form 8594) consistent with the values set forth on Schedule 4.3.  Unless required by applicable Law, no party will take any position inconsistent with the Purchase Price Allocation.  Sellers and Buyer agree to consult with one another with respect to any Action by the IRS or another Taxing Authority relating to the Purchase Price Allocation.

4.4Purchase Price Adjustment

(a)Inventory Statement.  Prior to the Closing Date, the Sellers shall prepare and deliver, or cause to be prepared and delivered, to Buyer, a good faith estimate of the value of the Inventory as of the Effective Time, which amount shall not exceed $1,475,000 (such estimate, the “Estimated Inventory”).  Within 45 days after the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to Sellers a statement (the “Inventory Statement”), setting forth the value of the Inventory as of the Effective Time, which amount shall not exceed $1.7 million (the “Final Inventory”).

(b)Dispute.  Within 30 days following receipt by Sellers of the Inventory Statement, Sellers shall deliver written notice to Buyer of any dispute(s) they have with respect to the preparation or content of the Inventory Statement.  If Sellers do not notify Buyer of a dispute with respect to the Inventory Statement within such 30-day period, such Inventory Statement will be final, conclusive and binding on the parties.  In the event of such notification of a dispute or disputes, Buyer and Sellers shall negotiate in good faith to resolve such dispute(s).  If Buyer and Sellers, notwithstanding such good faith effort, fail to resolve such dispute(s) within 15 days after Sellers advise Buyer of their objections, then Buyer and Sellers jointly shall engage the firm of Duff & Phelps LLP (the “Arbitration Firm”) to resolve such dispute(s).  As promptly as practicable thereafter, Buyer and Sellers shall each prepare and submit a presentation to the Arbitration Firm.  As soon as practicable thereafter, Buyer and Sellers shall cause the Arbitration Firm to render its determination within 30 days following its receipt of such presentations and based solely upon such presentations.  In resolving any disputed item, the Arbitration Firm may not assign a value to any item greater than the greatest value claimed for such item by any party or less than the smallest value claimed for such item by any party.  The fees and expenses of the Arbitration Firm shall be allocated to Buyer and Sellers based on the inverse of the percentage that the Arbitration Firm’s determination (before such allocated) bears to the total amount of the total items in dispute as originally submitted to the Arbitration Firm  For example, if the items in dispute total $1,000 and the Arbitration Firm awards $600 in favor of Sellers’ position, then 60% of the fees and expenses of the Arbitration Firm would be borne by Buyer and 40% of such fees and expenses of the Arbitration Firm would be borne by Sellers.  All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties.

(c)Access.  For purposes of complying with the terms set forth in this Section 4.4, each party shall, during such party’s ordinary business hours, cooperate with and make available to the other party and its respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Inventory Statement and the resolution of any disputes thereunder.  Notwithstanding the foregoing sentence, while a party is undergoing preparation and analysis of the Inventory Statement and the resolution of any disputes thereunder, such party agrees to not unreasonably interfere with the business of the other party.

(d)Adjustment.  Within two Business Days after the date on which the Final Inventory is finally determined pursuant to Section 4.4(a) and 4.4(b), the Sellers and Buyer shall jointly determine the amount by which the Purchase Price would have been adjusted pursuant to Section 4.1 had the Final Inventory been substituted for the Estimated Inventory as of the Closing.

(i)Downward Adjustment.  If the Purchase Price (as finally determined pursuant to Section 4.4(d)) is less than the Purchase Price paid at Closing pursuant to Section 4.1, then the Purchase Price will be decreased by the amount of such shortfall, and Sellers shall pay or cause to be paid to Buyer by bank wire transfer of immediately available funds to an account or accounts designated in writing by Buyer an amount in cash equal to such shortfall.  Such payment by Sellers to Buyer is to be made within five Business Days of the date on which Final Inventory is finally determined pursuant to Section 4.4(b).

(ii)Upward Adjustment.  If the Purchase Price (as finally determined pursuant to Section 4.4(d)) is greater than the Purchase Price paid at Closing pursuant to Section 4.1 then the Purchase Price will be increased by the amount of such excess, and Buyer shall pay or cause to be paid to Sellers by bank wire transfer of immediately available funds to an account or accounts designated in writing by Sellers an amount in cash equal to such excess.  Such payment by Buyer to Sellers is to be made within five Business Days of the date on which Final Inventory is finally determined pursuant to Section 4.4(b).  For clarity, in no circumstances will the Purchase Price take into account any amount by which the Final Inventory exceeds $1.7 million.

(iii)No Adjustment.  If the Purchase Price (as finally determined pursuant to Section 4.4(d)) is equal to the Purchase Price paid at Closing pursuant to Section 4.1 then there will be no adjustment to Purchase Price.

4.5Earn-Out.

(a)Earn-Out Statement.  Not later than 30 days following the end of the Earn-Out Period, Buyer shall prepare and deliver, or cause to be prepared and delivered, to Sellers a statement (the “Earn-Out Statement”) of the Average Contribution Margin for the period commencing on the date on which the Dollar General Program begins and ending on the second anniversary of such date (the “Earn-Out Period”), together with appropriate supporting documentation.

(b)Dispute.  Within 45 days following receipt by Sellers of the Earn-Out Statement, Sellers shall deliver written notice to Buyer of any dispute(s) they have with respect to the preparation or content of the Earn-Out Statement.  If Sellers do not notify Buyer of a dispute with respect to the Earn-Out Statement within such 45-day period, such Earn-Out Statement will be final, conclusive and binding on the parties.  In the event of such notification of a dispute or disputes, Buyer and Sellers shall negotiate in good faith to resolve such dispute(s).  If Buyer and Sellers, notwithstanding such good faith effort, fail to resolve such dispute(s) within 15 days after Sellers advise Buyer of their objections, then Buyer and Sellers jointly shall engage the Arbitration Firm to resolve such dispute(s).  As promptly as practicable thereafter, Buyer and Sellers shall each prepare and submit a presentation to the Arbitration Firm.  As soon as practicable thereafter, Buyer and Sellers shall cause the Arbitration Firm to render its determination within 30 days following its receipt of such presentations and based solely upon such presentations.  In resolving any disputed item, the Arbitration Firm may not assign a value to any item greater than the greatest value claimed for such item by any party or less than the smallest value claimed for such item by any party.  The fees and expenses of the Arbitration Firm shall be allocated to Buyer and Sellers based on the inverse of the percentage that the Arbitration Firm’s determination (before such allocated) bears to the total amount of the total items in dispute as originally submitted to the Arbitration Firm  For example, if the items in dispute total $1,000 and the Arbitration Firm awards $600 in favor of Sellers’ position, then 60% of the fees and expenses of the Arbitration Firm would be borne by Buyer and 40% of such fees and expenses of the Arbitration Firm would be borne by Sellers.  All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties.

(c)Access.  Other than in connection with litigation between the parties relating to this Agreement, for purposes of complying with the terms set forth in this Section 4.5, each party shall, during such party’s ordinary business hours, cooperate with and make available to the other party and its respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Inventory Statement and the resolution of any disputes thereunder.  Notwithstanding the foregoing sentence, while a party is undergoing preparation and analysis of the Earn-Out Statement and the resolution of any disputes thereunder, such party agrees to not unreasonably interfere with the business of the other party.

(d)Payment.  Buyer shall pay or cause to be paid to Sellers by bank wire transfer of immediately available funds to an account or accounts designated in writing by Sellers an amount in cash (the “Earn-Out Payment”) equal to the product of (i) three times (ii) the Average Contribution Margin (as finally determined pursuant to Section 4.5(b)).  Such payment is to be made in four equal quarterly installments, with the first installment being paid within five Business Days after the date on which the Average Contribution Margin is finally determined pursuant to Section 4.5(b).  Each remaining quarterly installment payment shall be paid 90 days after the previous installment was due and payable.  For the avoidance of doubt, the Purchase Price will be adjusted upward by the amount of any Earn-Out Payment.  Notwithstanding anything to the contrary contained herein, this Section 4.5 shall be null and void and no Earn-Out Payment shall be due and owing if the Dollar General Program has not commenced and sales are not made by Buyer pursuant to the Dollar General Program, in each case, within two years following the Closing Date.

(e)Covenants.  At all times through the end of the Earn-Out Period:  (i) Buyer will, and will cause its Affiliates to, act in good faith (including taking reasonable efforts to pursue the Dollar General Program) and not undertake any action, or fail to take any action, the intention of which is to hinder or prevent Buyer from generating Contribution Margin; (ii) all business of Buyer relating to the Acquired Assets with respect to the Dollar General Program must be transacted through Buyer or its Affiliates and Buyer will not, and will cause its Affiliates not to, dispose of any of the assets necessary to generate the Contribution Margin (including the Acquired Assets), other than in connection with a sale of Buyer or substantially all of its assets, provided that the buyer in such transaction agrees to satisfy the terms of the Earn-Out Payment as set forth herein; (iii) Buyer will, and will cause its Affiliates to, maintain financial books and records reasonably sufficient to allow the parties to determine the Average Contribution Margin; and (iv) Buyer will not, and will cause its Affiliates not to, enter into or permit to exist any covenants or restrictions applicable to it, whether in Contracts pertaining to indebtedness or otherwise, that would restrict the making of an Earn-Out Payment or any other compliance by Buyer or its Affiliates with this Section 4.5.  Any actions taken by Buyer or its Affiliates in violation of the covenants set forth in this Section 4.5(e) will be disregarded for purposes of calculating the Average Contribution Margin.

Article V.
CLOSING AND DELIVERIES

5.1Closing  The closing of the transactions contemplated hereby (the “Closing”) will take place remotely via the electronic exchange of documents and signatures on the second Business Day following the satisfaction or waiver of each of the conditions set forth in Article IX (other than those conditions that are to be satisfied at the Closing, including the condition set forth on Section 9.3(e)), or on such other date or in such other manner as the parties mutually agree in writing (the “Closing Date”).  All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.  The effective time of the Closing shall be 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

5.2Documents to be Delivered by Sellers  At the Closing, Sellers shall deliver or cause to be delivered to Buyer:

(a)a bill of sale transferring the Acquired Assets to Buyer, free and clear of any and all Liens (other than Permitted Liens) in substantially the form attached hereto as Exhibit A;

(b)a reasonably current good standing certificate for each Seller issued by the Secretary of State of Delaware;

(c)releases evidencing discharge, removal and termination of all Liens (other than Permitted Liens) to which the Acquired Assets are subject;

(d)a transition services agreement between Buyer and Sellers, in substantially the form attached hereto as Exhibit B (the “Transition Services Agreement”), duly executed by Sellers;

(e)a restrictive covenant agreement between Buyer and Sellers, in substantially the form attached hereto as Exhibit C (the “Restrictive Covenant Agreement”), duly executed by Sellers.

(f)one or more trademark assignment agreements between Buyer and Sellers, in substantially the form attached hereto as Exhibit D (the “Trademark Assignment Agreement”), duly executed by Sellers;

(g)a patent assignment agreement between Buyer and one or more Sellers, in substantially the form attached hereto as Exhibit E (the “Patent Assignment Agreement”), duly executed by the applicable Seller;

(h)a certificate of an officer of each Seller, given by him or her on behalf of each Seller and not in his or her individual capacity, to the effect that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied;

(i)copies of the following Trade Secrets included in the Acquired Intellectual Property: all formulae, recipes, processes and batching instructions used in connection with the Acquired Assets or to manufacture the products manufactured in the Business as currently conducted, and all login identification, account IDs, user names, handles, passwords and other relational information associated with the social media accounts used by Sellers in the conduct of the Business;

(j)the Acquired Assets (other than purchased Inventory which will be held by Sellers pursuant to the Transition Services Agreement);

(k)the CNS Agreement, duly executed by Sellers; and

(l)a list of all Inventory included in the Acquired Assets, as of the Closing Date, and a description thereof, including the UPCs and SKU numbers for each item of such purchased Inventory.

5.3Documents to be Delivered by Buyer  At the Closing, Buyer shall deliver or cause to be delivered to Sellers:

(a)an instrument or instruments of assumption of the Assumed Liabilities in substantially the form attached hereto as Exhibit G;

(b)valid exemption certificates relieving Sellers of the obligation to collect sales Taxes with respect to the transactions contemplated hereby;

(c)a copy of the Transition Services Agreement, duly executed by Buyer;

(d)a copy of the Restrictive Covenant Agreement, duly executed by Buyer;

(e)a copy of each of the Trademark Assignment Agreements, duly executed by Buyer;

(f)a certificate of an officer of Buyer, given by him or her on behalf of Buyer and not in his or her individual capacity, to the effect that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied;

(g)the CNS Agreement, duly executed by Buyer; and

(h)a copy of the Patent Assignment Agreement, duly executed by Buyer.

Article VI.
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Buyer as follows:

6.1Organization and Standing  Each Seller is duly organized, validly existing and in good standing under the laws of Delaware.  Each Seller is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of the Business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Material Adverse Effect on Sellers.  Each Seller has all requisite power and authority to own and lease the Acquired Assets and to operate the Business as the same are now being owned, leased and operated.

6.2Authorization, Validity and Effect  Each Seller has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein, have been duly and validly authorized by all necessary corporate action on the part of each Seller.  This Agreement has been duly and validly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally from time to time in effect and (b) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “General Enforceability Exceptions”).

6.3No Conflict; Required Filings and Consents

(a)Neither the execution and delivery of this Agreement by a Seller, nor the consummation by a Seller of the transactions contemplated herein, nor compliance by a Seller with any of the provisions hereof, will (i) conflict with or result in a breach of any provisions of the certificate of incorporation, bylaws or any other corporate documents of such Seller, (ii) except as set forth on Schedule 6.3(a), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien upon any of the Acquired Assets, pursuant to any Contract to which it is a party or by which such Seller or the Acquired Assets may be subject, or (iii) subject to receipt of the requisite approvals referred to on Schedule 6.3(a), violate any Order or Law applicable to the Business or the Acquired Assets.

(b)Other than as set forth on Schedule 6.3(b), no Consent is required to be obtained by a Seller for the consummation by such Seller of the transactions contemplated by this Agreement.

6.4Financial Statements

(a)Copies of the following financial statements have been delivered to Buyer or have been made available to Buyer for its review: (i) the audited, consolidated balance sheet and income statement of Sellers for the year ended December 31, 2018 and (ii) the unaudited, consolidated balance sheet and income statement of Sellers for the year ended December 31, 2019 and for the three-month period ended on March 31, 2020 (collectively, the “Financial Statements”).

(b)Except as set forth on Schedule 6.4(b), the Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position and results of operations of Sellers as of the periods indicated, except, with respect to the interim Financial Statements, for the absence of footnote disclosure and customary year-end adjustments.  The Financial Statements were derived from the books and records of Sellers.

(c)The Inventory is merchantable, fit for the purpose for which it was procured or manufactured and is of a quality and in a quantity usable and saleable in the ordinary course of business, and no Inventory is slow-moving, obsolete, damaged or defective, as determined in accordance with GAAP consistent with Sellers’ past practices.  The Inventory reflected in the interim Financial Statements and Inventory acquired thereafter and reflected on the books and records of Sellers are stated thereon in accordance with GAAP, on a lower of cost or market basis, consistently applied.   Schedule 6.4(c) contains a complete and accurate list of all Inventory, as of the date hereof, and a description thereof, including the UPCs and SKU numbers for each item of such purchased Inventory.

(d)Sellers do not have any liability of any nature arising out of, relating to or affecting the Acquired Assets, that would be required to be set forth on the Financial Statements pursuant to GAAP, other than (i) liabilities to the extent set forth on the Financial Statements, (ii) liabilities that have arisen after the date of the latest Financial Statements in the ordinary course of business, (iii) liabilities otherwise disclosed on the Schedules to this Agreement and (iv) other liabilities that do not, individually or in the aggregate, result in a Material Adverse Effect.

6.5Taxes  Except as set forth on Schedule 6.5, Sellers have filed all Tax Returns and paid all Taxes that relate to the Acquired Assets that are required to have been filed and paid prior to the Closing Date, the non-filing or non-payment of which would result in a Lien on any of the Acquired Assets, except for Permitted Liens, or would otherwise result in Buyer becoming responsible or liable therefor.

6.6Title  Except as set on Schedule 6.6, Sellers have good and valid title to all of the Acquired Assets free and clear of all Liens, except for Permitted Liens.

6.7Compliance with Laws  Except as set forth on Schedule 6.7:

(a)Sellers are in compliance in all material respects with all Laws and Orders applicable to the Business; and

(b)No Seller has, during the three years preceding the date of this Agreement, received written notification or communication from any Governmental Authority (i) asserting that such Seller is not in compliance with any Law relating to the Business or (ii) threatening to revoke any material Permit owned or held by such Seller relating to the Business.

6.8Permits  Schedule 6.8 contains a complete list of all material Permits issued to Sellers that are currently used by Sellers in the conduct of the Business.  Sellers are in compliance in all material respects with all such Permits, all of which Permits are in full force and effect in all material respects.

6.9Contracts  Set forth on Schedule 6.9 is a list of the Contracts primarily relating to or necessary to conduct the Business.  Each of the Contracts set forth on Schedule 6.9 is in full force and effect and is a legal, valid and binding agreement of a Seller, subject only to the General Enforceability Exceptions, and there is no material default or breach by such Seller, or, to Sellers’ Knowledge, any other party, in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof.

6.10Legal Proceedings  As of the date of this Agreement, except as set forth on Schedule 6.10, there are no Actions pending, or, to Sellers’ Knowledge, threatened, against a Seller in connection with the Business.  As of the date of this Agreement, no Seller is subject to any Order with respect to the Business.

6.11Intellectual Property

(a)Schedule of Acquired Intellectual Property.  Schedule 6.11(a) contains a complete and accurate list and description of all Acquired Intellectual Property Registrations.

(b)Title.  The Sellers are the sole and exclusive beneficial and record (as applicable) owner of all rights, title and interest in and to the Acquired Intellectual Property, including the Acquired Intellectual Property Registrations and all formulas, recipes, processes, and batching instructions to manufacture the products manufactured in the Business as currently conducted.

(c)Registration Formalities.  Except as set forth on Schedule 6.11(c), all required filings and fees related to the Acquired Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Acquired Intellectual Property Registrations are in good standing.

(d)Sufficiency.  Sellers have the valid right pursuant to a written, enforceable agreement to use all Licensed Intellectual Property, in each case, free and clear of all Liens.  Except as set forth on Schedule 6.11(d), the Acquired Intellectual Property and Licensed Intellectual Property constitute all of the Intellectual Property necessary to operate the Business as presently conducted.  Except as set forth on Schedule 6.11(d), neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or payment of additional amounts with respect to, nor require the consent of any other Person in respect of, Buyer’s right to own, use or hold for use any Acquired Intellectual Property or Licensed Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(e)No Conflicting License.  Except as set forth on Schedule 6.11(e), no Seller has granted any license or other right that does or that will, subsequent to the Closing Date, permit or enable any Person other than Buyer to use any of the Acquired Intellectual Property.

(f)Infringement of Third Party Rights.  The conduct of the Business as currently and formerly conducted in the last five years, and the products and processes of the Business, including the Acquired Intellectual Property and Licensed Intellectual Property as currently or formerly owned, licensed or used by Sellers have not infringed, misappropriated, diluted or otherwise violated, and do not, infringe, misappropriate, dilute, or otherwise violate, the Intellectual Property or other rights of any Person.  Neither Seller as of the date of this Agreement is making, having made, offering to sell, selling or importing any product, or in the past six (6) years has made, offered to sell, sold or imported any product, that practices, relies on or requires patent rights under U.S. Patent No. 7,056,023.

(g)Infringement by Third Parties.  To Sellers’ Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Acquired Intellectual Property.  Sellers have taken reasonable steps to police the use of and enforce their rights in the Acquired Intellectual Property.  No Seller has within the three years preceding the date of this Agreement given any written notice to any Person asserting infringement by such Person of any of the Acquired Intellectual Property.

(h)Intellectual Property Legal Proceedings and Orders.  There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or to Sellers’ Knowledge, threatened (including in the form of offers to obtain a license):  (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by Sellers in connection with the Business or the Acquired Intellectual Property; (ii) challenging the validity, enforceability, registrability or ownership of any Acquired Intellectual Property or Sellers’ rights with respect to any Acquired Intellectual Property other than non-final office actions from the applicable patent or trademark Governmental Authority in the ordinary course; or (iii) by Sellers or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of any Acquired Intellectual Property.  Sellers are not subject to any outstanding or prospective Order (including any motion or petition therefor) that does or would restrict or impair the use of any Acquired Intellectual Property or Licensed Intellectual Property.

(i)Employee and Consultant Agreements.  Sellers have entered into binding, written agreements with every current and former employee and independent contractor of Sellers who is or was involved in the creation of any material Acquired Intellectual Property, whereby such employees and independent contractors:  (i) enter into an enforceable Contract with a Seller whereby such employee or contractor acknowledges that all Intellectual Property created by such employee or contractor in connection with his, her or its employment or engagement with such Seller is a “work-made-for-hire,” as applicable, and assigns to such Seller any ownership interest and right he, she or it may have in the Acquired Intellectual Property; and (ii) acknowledge such Sellers’ exclusive ownership of the Acquired Intellectual Property. Sellers have provided Buyer with true and complete copies of all such Contracts.

(j)Validity and Enforceability.  Sellers’ rights in the Acquired Intellectual Property are valid, subsisting and enforceable.  Sellers have taken reasonable steps to maintain the Acquired Intellectual Property and to protect and preserve the confidentiality of all Trade Secrets included in the Acquired Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements.

(k)Social Media.  Schedule 2.1(b) contains a complete and accurate list of all social media accounts that are included in the Acquired Assets and that are used by one or more Sellers in the conduct of the Business or otherwise related to the Acquired Assets. Sellers have complied in all material respects with all terms of use, terms of service and other Contracts and all associated policies and guidelines relating to their use of any social media platforms, sites or services in the conduct of the Business or otherwise related to the Acquired Assets.

(l)Personal Information.  At all times during the operation of the Business, Sellers have provided accurate notice of their privacy practices on all of their websites included in the Acquired Assets.  No such notice has contained any material omissions.  The Sellers’ privacy practices related to Personal Information conform, and at all times during the operation of the Business, have conformed to Sellers’ privacy policies, Sellers’ contractual commitments, and all applicable Laws relating to the collection, use, storage, disclosure and processing of Personal Information.  Sellers have not disclosed, nor have any obligations to disclose, any Personal Information to any third party that would violate Sellers’ obligations under their privacy policies.  Neither this Agreement nor the transactions contemplated by this Agreement will violate the Privacy Policies as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained by Sellers. Sellers have established and implemented policies, programs and procedures that are commercially reasonable to protect the confidentiality, integrity and security of Personal Information in their possession, custody or control against unauthorized access, use, modification disclosure or other misuse.

6.12Insurance  Schedule 6.12 sets forth all policies of insurance covering the Business.  All such policies are in full force and effect and all premiums due thereunder have been paid.  No Seller has received written notice of cancellation of any such insurance policies.

6.13Environmental Matters  Except as set forth on Schedule 6.13:

(a)with respect to the operation of the Business, to Sellers’ Knowledge, each Seller is in material compliance with all Environmental Laws applicable to the real property used by such Seller in the operation of the Business;

(b)to Sellers’ Knowledge, there has been no Release of any Hazardous Material by a Seller at or in the vicinity of the real property used by such Seller in the operation of the Business that requires investigation, assessment, cleanup or remediation by such Seller pursuant to any Environmental Law;

(c)except as has been resolved prior to the date hereof or as would not reasonably be expected to be material to Sellers, with respect to the operation of the Business, no Seller has (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written notice, demand letter, complaint or claim under any Environmental Law;

or (iii) been subject to or, to Sellers’ Knowledge, threatened with any governmental enforcement action with respect to any Environmental Law; and

(d)to Sellers’ Knowledge, there are effective all Permits required under any Environmental Law that are necessary for the operation of the Business at the real property used by Sellers in the operation of the Business.

6.14Conduct of Business in Ordinary Course  Except for the transactions contemplated hereby or as set forth on Schedule 6.14, since December 31, 2019 and through the date of this Agreement (a) Sellers have conducted the Business in the ordinary course of business consistent with past practices, (b) there has not been any Material Adverse Effect on Sellers, and (c) no Seller has taken any of the following actions with respect to the Business:

(a)incurred any indebtedness for borrowed money or issued any long-term debt securities or assumed, guaranteed or endorsed such obligations of any other Person, except for indebtedness incurred in the ordinary course of business consistent with past practice under lines of credit existing on the date hereof;

(b)except in the ordinary course of business consistent with past practice, (i) acquired, or disposed of, any material property or assets of the Business, (ii) mortgaged or encumbered any property or asset of the Business other than Permitted Liens or (iii) cancelled any debts owed to, or claims held by, Sellers relating to the Business;

(c)engaged in any transactions with, or entered into any contracts or agreements with, any Affiliates of Sellers, except to the extent required by Law or any existing agreements;

(d)made any material change to the Businesses’ accounting methods, principles or practices, except as may be required by GAAP; or

(e)agreed to take any of the actions described in sub-clauses (a) through (d) above.

6.15Customers and Suppliers.

(a)Schedule 6.15(a) sets forth each of the Business’ ten largest customers as a percentage of the Business’ revenue for the year ended December 31, 2019 (“Material Customers”).  No Material Customer has notified a Seller in writing that it: (i) intends to reduce materially its business with such Seller from the levels achieved during the year ended December 31, 2019 or (ii) is terminating or intends to terminate any agreement with a Seller.

(b)Schedule 6.15(b) sets forth each of the Business’ ten largest suppliers as a percentage of the Business’ purchases for the year ended December 31, 2019 (“Material Suppliers”).  No Material Supplier has notified a Seller in writing that it intends to reduce materially its business with such Seller from the levels achieved during the year ended December 31, 2019.

6.16No Brokers  Except for Bellmark Partners, no broker, finder or similar agent has been employed by or on behalf of Sellers, and no Person with which Sellers have had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.  Sellers have sole responsibility to compensate Bellmark Partners and such compensation will have no effect on the Purchase Price or Earn-Out Payment.

6.17Product Warranty  Each product manufactured, sold or distributed in connection with the Business is and has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and Sellers do not have any material liability (and, to Sellers’ Knowledge, there is no basis for any present or future Claim or legal proceeding against Sellers or Buyer on or after the Closing Date) or other Losses in connection therewith.  Except as set forth on Schedule 6.17, no product manufactured by or for, marketed, sold, delivered, or provided or distributed by Sellers in connection with the Business is subject to any guaranty, warranty or other indemnity beyond applicable Law and the applicable standard terms and conditions of sale.  Sellers do not have any liability, and to the Sellers’ Knowledge there is no basis for any present or future Claim or legal proceeding against Sellers or for which Buyer may be held responsible arising out of any injury to any Person or property as a result of the ownership, possession or use of a product manufactured by or for, marketed, sold, delivered, or provided or distributed by Sellers in connection with the Business.  Except as set forth on Schedule 6.17, Sellers’ warranties exclude all warranties provided by contract manufacturers and Sellers pass back to contract manufacturers all products that are covered by that contract manufacturer’s warranty, and, to Sellers’ Knowledge, Sellers have no liability therefor.

6.18Foreign Corrupt Practices Act Neither Sellers nor, to the Sellers’ Knowledge, any of their Affiliates, directors, officers, agents or employees, for or on behalf of Sellers, have (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made, authorized, promised or offered to make any unlawful payments of money or other things of value to foreign government officials or employees or related parties, or to foreign political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) knowingly made any other payments in violation of Law.

6.19Export Controls Sellers have at all times conducted export and related transactions in connection with the operation of the Business or otherwise related to the Acquired Assets in all material respects in accordance with (i) all applicable U.S. export, re-export, and anti-boycott Laws, including all Export Administration Regulations, and U.S. economic sanctions Laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control and (ii) all other applicable import and export controls in other countries in which Sellers conduct business related to the Acquired Assets. Without limiting the foregoing: (a) Sellers have obtained all material export licenses and other material consents, authorizations, waivers, approvals, and orders, and have made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority required in Sellers’ conduct of the Business or otherwise with respect to the Acquired Assets, and has met the requirements of any license exceptions or exemptions related to the operation of the Business or otherwise related to the Acquired Assets, as required in connection with (x) the export and re-export of products and (y) releases of technology, technical data or software to foreign nationals located in the United States and abroad (“Export Approvals”); (b) Sellers are in compliance in all material respects with the terms of all applicable Export

Approvals with respect to the Business or otherwise related to the Acquired Assets; (c) there are no pending or, to the Sellers’ Knowledge, threatened inquiries, investigations, enforcement actions, voluntary disclosure or other claims against Sellers related to Sellers’ conduct of the Business or otherwise related to the Acquired Assets with respect to Export Approvals; (d) no Export Approvals for the transfer of export licenses related to the Business or otherwise related to the Acquired Assets to Buyer are required, or such Export Approvals can be obtained expeditiously without material cost; and (e) Schedule 6.19 sets forth the true, complete and accurate export control classification numbers applicable to the Acquired Assets, if any.

6.20Disclaimer  Except for the representations and warranties contained in this Agreement and the documents or agreements contemplated hereby, neither Seller makes any representation or warranty, express or implied, and each Seller disclaims any such other representation or warranty, whether made or purported to be made by each Seller, or any of their respective officers, directors, employees, agents or representatives, or any other Person, with respect to this Agreement, or the transactions contemplated hereby.

Article VII.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

7.1Organization and Standing  Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.  Buyer is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Material Adverse Effect on Buyer.

7.2Authorization, Validity and Effect  Buyer has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein, have been duly and validly authorized by all necessary corporate action on the part of Buyer.  This Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as limited by the General Enforceability Exceptions.

7.3No Conflict; Required Filings and Consents

(a)Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated herein, nor compliance by Buyer with any of the provisions hereof (including payment of any Earn-Out Payment), will (i) conflict with or result in a breach of any provisions of the articles or certificate of incorporation or by-laws or equivalent organizational documents of Buyer, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of Buyer or, pursuant to any material Contract to which it is a party or by which it or any of its properties or assets may be subject, or (iii)  violate any Order or Law applicable to Buyer or any of its properties or assets.

(b)No Consent is necessary for the consummation by Buyer of the transactions contemplated in this Agreement.

7.4No Reliance; Disclaimer

(a)Buyer or its representatives have inspected and conducted such reasonable review and analysis (financial and otherwise) of Sellers and the Business as desired by Buyer.  The purchase of the Acquired Assets by Buyer and the consummation of the transactions contemplated hereunder by Buyer are not done in reliance upon any warranty or representation by, or information from, Sellers, their Affiliates, agents or representatives of any sort, oral or written, except the warranties and representations specifically set forth in this Agreement (including the schedules and exhibits hereto) and in any certificates required to be delivered to Buyer by Sellers hereunder and thereunder.

(b)Except for the representations and warranties contained in this Agreement and the documents or agreements contemplated hereby, Buyer makes no representation or warranty, express or implied, and Buyer disclaims any such other representation or warranty, whether made or purported to be made by Buyer, or any of its officers, directors, employees, agents or representatives, or any other Person, with respect to this Agreement, or the transactions contemplated hereby.  Buyer agrees that Sellers make no representation or warranty as to any projected statements of operations, earnings, cash flow, or other financial performance criteria of the Business that may have been previously provided to Buyer with respect to the Business, the Acquired Assets or Sellers.

7.5Financing.  Attached hereto as Exhibit H (the “Financing Letter”) is a proposal letter for financing the transactions contemplated hereby (the “UMB Financing”).  As of the date hereof, Buyer has no reason to believe that the funding contemplated in the Financing Letter will not be made available to Buyer on a timely basis in order to consummate the transactions contemplated by this Agreement. Taking into account the UMB Financing, together with available cash, Buyer will have sufficient cash to pay the Purchase Price and all other amounts required to be paid or repaid by Buyer under this Agreement (including any payments on behalf of the Sellers).  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would result in any portion of the UMB Financing contemplated thereby to be unavailable.

7.6No Brokers  Other than Business Debt Solutions, Inc., a California corporation dba Business Capital, no broker, finder or similar agent has been employed by or on behalf of Buyer, and no Person with which Buyer has had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.

Article VIII.
COVENANTS AND AGREEMENTS

8.1Interim Operations of the Business.

(a)Ordinary Course.  Subject to Section 8.1(b) and except as set forth on Schedule 8.1, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, except to the extent that Buyer shall otherwise consent in writing, Sellers shall (i) use commercially reasonable efforts to carry on the Business in the ordinary course of business and in material compliance with all applicable Laws and (ii) use commercially reasonable efforts to preserve intact their present business organization, including the services of their officers and employees and the goodwill of their customers, lenders, distributors, suppliers, regulators and other Persons with whom either Seller has business relationships.

(b)Required Consent.  Without limiting the generality of Section 8.1(a), prior to the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 8.1 or as contemplated by this Agreement, unless Buyer has previously consented in writing thereto (which consent will not be unreasonably withheld, conditioned or delayed), Sellers shall not with respect to the Business:

(i)incur any indebtedness for borrowed money or issue any long-term debt securities or assume, guarantee or endorse such obligations of any other Person, except for indebtedness incurred in the ordinary course of business consistent with past practice under lines of credit existing on the date hereof;

(ii)except in the ordinary course of business consistent with past practice, (A) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting securities in or any assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets, (B) sell, lease or otherwise dispose of assets or securities (including any Intellectual Property owned by the Sellers), including by merger, consolidation, asset sale or other business combination; (C) mortgage or pledge any of its assets (tangible or intangible), or create, assume or suffer to exist any Encumbrances thereupon or (D) cancel any debts owed to, or claims held by, Sellers relating to the Business;

(iii)grant any rights with respect to any Intellectual Property owned by the Sellers other than in the ordinary course of business;

(iv)enter into any written, oral or other agreement, contract, subcontract, settlement agreement, license, sublicense, or other legally binding commitment containing any non-competition or exclusivity restrictions on the Business;

(v)make or commit to make capital expenditures in excess of an aggregate of $10,000;

(vi)modify, amend or terminate any Assumed Contract currently in effect, or waive, release or assign any material rights or claims thereunder;

(vii)waive, release, assign, settle or compromise any material Action;

(viii)enter into any written, oral or other agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense, or other legally binding commitment that, if entered into prior to the date hereof, would be an Assumed Contract; or

(ix)engage in any transactions with, or enter into any contracts or agreements with, any Affiliates of Sellers, except to the extent required by Law or any existing agreements; or

(x)agree to take any of the actions described in sub-clauses (i) through (ix) above.

8.2Confidentiality; Access to Information.

(a)From the date hereof until the Closing Date or the earlier termination of this Agreement, Buyer shall not, without the prior consent of Sellers, contact, in any manner, any customers, suppliers or employees of any Seller with respect to any matters relating to this Agreement or the transactions contemplated hereby.

(b)Any information provided to or obtained by any party about any other party will be subject to the Non-Disclosure Agreement, dated June 19, 2019, by and between CR Brands and Buyer (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms through and following the Closing Date, and each Seller and Buyer shall, through and after the Closing Date, hold, and shall cause its respective Affiliates and representatives to hold, any information regarding the other confidential in accordance with the terms of the Confidentiality Agreement.

(c)The parties agree to be bound by and comply with the provision set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.

(d)Sellers shall, upon reasonable prior written notice, afford Buyer and Buyer’s accountants, counsel and other representatives reasonable access during normal business hours to Sellers’ properties, books, records and personnel relating to the Business during the period prior to the Closing Date to obtain all information concerning the Business; provided, however, that Sellers may restrict the foregoing access to the extent that (i) any Law applicable to Sellers require Sellers to restrict or prohibit access to any such properties or information, or (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which Sellers are bound or affected, or would cause the loss of legal or other applicable privilege.  In addition, any information obtained from Sellers pursuant to the access contemplated by this Section 8.1(d) shall be subject to the Confidentiality Agreement.

8.3Transfer and Property Taxes

(a)All sales, use, stamp, transfer, recordation and documentary Taxes and all conveyance fees, recording charges and other fees and charges (collectively, “Transfer Taxes”) that may be payable in connection with the transactions contemplated by this Agreement shall be borne equally by Buyer and Sellers. The party responsible under applicable Law for filing any Tax Return or other documentation relating to Transfer Taxes shall file such Tax Return or other documentation at its own expense, and the nonfiling party shall cooperate with the filing party and join in the execution of any such Tax Returns and other documentation.

(b)Property Taxes with respect to the Acquired Assets attributable to the calendar year of the Closing will be pro-rated as of the Closing with Sellers being liable for such Taxes attributable to the days in the calendar year through the day before the Closing Date and Buyer being liable for such Taxes attributable to days in the calendar year including and after the Closing Date.  Proration of Property Taxes shall be made on the basis of the most recent officially certified Tax valuation and assessment for the Acquired Assets.  If such valuation pertains to a Tax period other than that in which the Closing occurs, such proration shall be recalculated at such time as actual Tax bills for such period are available and the parties shall cooperate with each other in all respects in connection with such recalculation and pay any sums due in consequence thereof to the party entitled to recover the same within 60 days after the issuance of such actual Tax bills.

8.4Publicity  Unless required by Law or the rules of any stock exchange or trading system, no party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior approval (which approval will not be unreasonably withheld or delayed) of the other parties hereto.

8.5Records  (a) For a period of five years after the Closing Date, Buyer shall not cause or permit the destruction or disposal of the books and records of the Business transferred to Buyer by Sellers, without first offering to surrender them to Sellers and (b) where there is legitimate purpose, including an audit of Sellers by the IRS or any other Taxing Authority, Buyer shall allow Sellers and their respective representatives access to such books and records during regular business hours.

8.6Further Assurances and Assistance.  Sellers acknowledge and agree that, at any time and from time to time after the Closing, they will execute and deliver to Buyer such further conveyances, assignments or other written assurances as Buyer may reasonably request to perfect and protect Buyer’s title to the Acquired Assets, including executing and delivering a domain name assignment if required by the applicable domain name registrar, and taking all actions required by any domain name registrar to validly and effectively register any domain names included in the Acquired Assets in the name of Buyer.  Sellers further agree Sellers shall pay or transfer to Buyer, if and when received promptly following receipt thereof, any post-Closing accounts receivable of the Business incorrectly remitted to a Seller after the Closing Date and owing to Buyer.  To the extent Buyer receives any payments that constitute Retained Assets, Buyer will promptly remit any such payments to Sellers.  Sellers shall refer to Buyer all inquiries from or relating to any customers or vendors, or potential customers or vendors, of the Business.

8.7Representations and Warranties Insurance Policy.  Attached as Exhibit F is a true and complete copy of the Representations and Warranties Insurance Policy.  Buyer shall take such actions as are required following the date of this Agreement to ensure that the Representations and Warranties Insurance Policy remains bound.  Buyer agrees not to make, enter into or consent to, any amendment to the Representations and Warranties Insurance Policy that would materially adversely affect Sellers (unless required by Law), including with respect to the waiver of subrogation rights thereunder, without the prior written consent of Sellers.

8.8Cooperation for Accounting Audits  Sellers agree to use commercially reasonable efforts to provide to Buyer such information and assistance as may reasonably be requested by Buyer in connection with the financial information regarding Sellers that Buyer is required to include in filings required to be made by Buyer or its Affiliates with the Securities and Exchange Commission.  Without limiting the foregoing, Sellers agree to use commercially reasonable efforts to provide no later than July 24, 2020: (a) audited financial statements for Sellers for fiscal year 2019, and (b) reviewed financial statements for Sellers for the quarter ended March 31, 2020 (the information contemplated by clauses (a) and (b), collectively, the “SEC Financial Information”).  In addition to other available remedies, in the event Sellers do not provide the SEC Financial Information by July 24, 2020, Seller shall provide by no later than August 21, 2020, the SEC Financial Information and reviewed financial statements for the Sellers for the quarter ended June 30, 2020.  The cost of such audit and review shall be paid for 50% by Sellers and 50% by Buyer, provided however, that Buyer shall not be required to pay more than $27,000 in the aggregate.  Any other out-of-pocket expenses paid by Sellers in connection with Sellers’ compliance with this Section 8.8 shall be borne by Buyer.  The access to be provided to Buyer shall not interfere with Sellers’ ability to prepare their own financial statements or its regular conduct of business and shall be made available during Sellers’ normal business hours and such assistance shall not include any actions that Sellers reasonably believe would result in a violation of any material agreement or any confidentiality arrangement or the loss of any legal or other applicable privilege.

8.9Responsibility to Update and Disclosure.  On a periodic basis prior to the Closing Date, Sellers may supplement or update the Schedules to this Agreement with respect to any fact, occurrence, event, effect, change, circumstance or development occurring after the date hereof (each a “Change”) and, if such Change would not result in a failure of a condition set forth in Section 9.3(a), such supplement or update shall be deemed to have amended the Schedules; provided, however, that no such supplement or update shall, prior to the Closing, prejudice any rights of termination that Buyer may have pursuant to Section 10.1(e).

8.10Commercially Reasonable Efforts; Cooperation.  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including (a) obtaining all of the necessary Consents from Governmental Authorities and the making of all filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action or proceeding by, any Governmental Authority, (b) obtaining the necessary Consents from third parties, (c) the defending of any Actions challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, provided, however, for the purposes of the foregoing clauses (a) and (b), that in no event shall either Seller be required to make any payments, or incur any fees or expenses, in order to obtain such Consents.

8.11Debt Financing.

(a)Buyer shall, and shall cause its Affiliates to, use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable, to arrange, obtain and consummate the UMB Financing on the terms and conditions described in the Financing Letter as promptly as practicable after the date hereof, including using commercially reasonable efforts to: (i) enter into definitive agreements with respect to the UMB Financing; (ii) satisfy (or obtain a waiver) on a timely basis of all conditions in such definitive agreements; (iii) consummate the UMB Financing contemplated by the Financing Letter at Closing or (B) obtain as promptly as possible alternative debt financing (the “Alternative Debt Financing”) in the amount necessary for Buyer to fund the Purchase Price, including using commercially reasonable efforts to (1) enter into definitive agreements with respect to the Alternative Debt Financing, (2) satisfy (or obtain a waiver) on a timely basis of all conditions in such definitive agreements and (3) consummate the Alternative Debt Financing at the Closing.

(b)Prior to the Closing, Sellers shall use their commercially reasonable efforts, and shall use their commercially reasonable efforts to cause their respective Affiliates, directors, officers, employees, representatives and advisors to, provide customary cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer, in each case, to the extent within their control and at the sole cost of the Buyer, including:  (i) furnishing Buyer and its lenders (each a “Debt Financing Source”), such information reasonably requested, to which Sellers have access, by any Debt Financing Source that is reasonably necessary to prepare a customary information memorandum and other customary presentation materials for the syndication of the Debt Financing; (ii) cooperating with the Debt Financing Sources involved in the Debt Financing to provide access to the Sellers’ assets, cash management and accounting systems; (iii) taking corporate actions, which may be conditioned on the occurrence of the Closing, that are reasonably requested by Buyer in connection with the consummation of the Debt Financing; and (iv) otherwise reasonably cooperating in Buyer’s efforts to obtain the Debt Financing.

(c)Notwithstanding anything in this Agreement to the contrary (including this Section 8.11(c)), neither Sellers nor any of their Affiliates or representatives shall:  (i) be required to pay any commitment or other fee or reimburse any expenses in connection with the Debt Financing; (ii) be required to incur any liability or give any indemnity in connection with the Debt Financing; (iii) be required to take any action that would require any director, officer or employee of Sellers or any of their Affiliates to execute, or be required to enter into, any document, agreement, certificate or instrument in connection with the Debt Financing except as may be effective at or after the Closing; (iv) be required to take any action in connection with the Debt Financing that would unreasonably interfere with the ongoing business or operation of Sellers or any of their Affiliates or representatives; (v) result in Sellers or any of their Affiliates incurring any liability with respect to the matters relating to the Debt Financing or cause any director, officer or employee of Sellers to incur any personal liability in connection with the Debt Financing; (vi) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged; (vii) be required to take any organizational actions prior to the Closing to permit the consummation of the Debt Financing; and (viii) neither Seller shall be required to provide, and Buyer shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro form financial information, or (B) any solvency certificate or similar certification or representation.  Buyer shall (A) promptly upon request by Sellers reimburse Sellers for all documented costs or expenses incurred in good faith by Sellers in connection with such cooperation described in this Section 8.11 and (B) indemnify and hold harmless Sellers and their respective Affiliates and representatives from and against any and all liabilities, Losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing providing any of the information utilized in connection therewith.  Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 8.10, as it applies to Sellers’ obligations under this Section 8.11, shall be deemed satisfied unless Sellers have breached in any material respect their respective obligations under this Section 8.11 and such breach has been the material cause of the Debt Financing not being obtained.

Article IX.
CONDITIONS TO CLOSING

9.1Conditions to Obligations of the Parties.  The respective obligations of Sellers and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:

(a)All consents, authorizations, waivers or approvals of any Governmental Authority that are required to be made or obtained prior to Closing shall have been made or obtained.

(b)None of the parties hereto will be subject to any Order of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement.  In the event any such Order has been issued, each party shall use its commercially reasonable efforts to have any such Order overturned or lifted.

9.2Conditions to Obligations of Sellers.  The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions:

(a)The representations and warranties of Buyer set forth in this Agreement must be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not be material.

(b)Buyer must have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)Buyer must have delivered, or caused to be delivered, to the Sellers the items required by Section 5.3 of this Agreement.

9.3Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions:

(a)The representations and warranties of Sellers set forth in this Agreement must be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not be material.

(b)Sellers must have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)Since the date of this Agreement, there must not have been any Material Adverse Effect on Sellers or the Business nor shall any event or events have occurred that, individually or in the aggregate, with or without lapse of time, could reasonably be expected to result in a Material Adverse Effect on the Business.

(d)Sellers must have delivered or caused to be delivered to Buyer the items required by Section 5.2 of this Agreement.

(e)Buyer must have received the Debt Financing.

9.4Frustration of Closing Conditions.  Neither Buyer nor Sellers may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement as required by and subject to Section 8.10.

Article X.
TERMINATION OF AGREEMENT

10.1Termination.  Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing:

(a)by the mutual written consent of Buyer and Sellers;

(b)by Buyer or Sellers, upon written notice to the other party, if the transactions contemplated by this Agreement have not been consummated on or prior to July 31, 2020 or such later date, if any, as Buyer and Sellers agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) is not available to any party whose breach of any provision of this Agreement results in or causes the failure of the transactions contemplated by this Agreement to be consummated by such time;

(c)by Buyer or Sellers, upon written notice to the other party, if a Governmental Authority of competent jurisdiction and residing in a jurisdiction in which the Business does business has issued an Order or any other Action permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) is not available to any party whose breach of any provision of this Agreement results in or causes such Order or other Action or such party is not in compliance with its obligations under Section 8.10;

(d)by Sellers, if there has been a breach by Buyer of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 9.2; provided, however, that if such breach is curable by Buyer and Buyer cures such breach within 15 days following Sellers’ delivery of written notice thereof to Buyer, Sellers may not terminate this Agreement under this Section 10.1(d) due to such breach; provided, further, however, that Sellers shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if Sellers are then in breach of any representation, warranty, covenant or agreement contained in this Agreement if such breach would give rise to Buyer’s right to terminate this Agreement pursuant to Section 10.1(d); or

(e)by Buyer, if there has been a breach by Sellers of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 9.3; provided, however, that if such breach is curable by Sellers and Sellers cure such breach within 15 days following Buyer’s delivery of written notice thereof to Sellers, Buyer may not terminate this Agreement under this Section 10.1(e) due to such breach; provided further, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if Buyer is then in breach of any representation, warranty, covenant or agreement contained in this Agreement if such breach would give rise to Sellers’ right to terminate this Agreement pursuant to Section 10.1(e).

10.2Effect of Termination.  In the event of termination of this Agreement pursuant to Section 10.1 by either Buyer or Sellers, this Agreement will become void and have no effect, without any liability or obligation on the part of Buyer or Sellers, other than the provisions of Sections 8.2(b) and (c), Section 8.4, this Section 10.2, and Article XIII which will survive any termination of this Agreement; provided, however, that nothing herein will relieve any party from any liability for any breach by such party of its covenants or agreements set forth in this Agreement.

Article XI.
REMEDIES

11.1Survival  The representations and warranties contained in this Agreement (including the schedules and exhibits attached hereto and the certificates delivered pursuant hereto) will not survive the Closing Date.  The covenants and agreements contained in this Agreement (including the schedules and exhibits attached hereto and the certificates delivered pursuant hereto)

that contemplate performance thereof following the Closing Date will survive the Closing Date in accordance with their terms.

11.2Indemnification by Buyer  From and after the Closing, Buyer will indemnify and hold harmless Sellers, their Affiliates and their respective successors and permitted assigns, and the officers, employees, directors and stockholders of such Persons and their heirs and personal representatives (collectively, the “Seller Indemnitees”) from and against, and will pay to the Seller Indemnitees the amount of, any and all losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, Taxes, costs, fees, expenses (including, but not limited to, reasonable attorney and investigation fees) and disbursements (collectively, “Losses”) actually incurred by any of the Seller Indemnitees following the Closing based upon: (a) any failure by Buyer to perform or comply with any of the covenants, agreements or obligations of Buyer contained in this Agreement or any document delivered by Buyer pursuant to Section 5.3 (including the schedules and exhibits attached hereto and the certificates delivered pursuant hereto); and (b) the failure of Buyer to pay, perform or discharge when due the Assumed Liabilities.

11.3Indemnification by Sellers  From and after the Closing, Sellers will indemnify and hold harmless Buyer and its successors and permitted assigns, and the officers, employees, directors and stockholders of Buyer and their heirs and personal representatives (collectively, the “Buyer Indemnitees”) from and against, and will pay to the Buyer Indemnitees the amount of, any and all Losses actually incurred by any of the Buyer Indemnitees following the Closing based upon: (a)  any failure by a Seller to perform or comply with any of the covenants, agreements or obligations of Sellers contained in this Agreement or any document delivered by any Seller pursuant to Section 5.2 (including the schedules and exhibits attached hereto and the certificates delivered pursuant hereto); and (b) the failure of Sellers to pay, perform and discharge when due the Retained Liabilities.

11.4Exclusive Remedy  The parties agree that, from and after the Closing, the exclusive remedies of the parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification obligations of the parties set forth in this Article XI.  The provisions of this Section 11.4 shall not, however, prevent or limit a cause of action under Section 11.7 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

11.5Limitations on Indemnification Payments by Sellers  Notwithstanding anything in this Agreement to the contrary, the right of the Buyer Indemnitees to indemnification is limited as follows:

(a)In no event will the Buyer Indemnitees’ right to indemnification pursuant to Section 11.3 on account of any Losses exceed, in the aggregate, the amount of the Purchase Price actually received by Sellers.

(b)The Buyer Indemnitees’ right to indemnification pursuant to Section 11.3 on account of any Losses will be reduced by all insurance or other third party indemnification proceeds actually received by the Buyer Indemnitees (as reduced by any related retrospective or prospective increase in premiums or deductibles and taking into account all costs and expenses reasonably incurred in procuring such proceeds and any Taxes paid or payable as a result of the receipt of such proceeds).  Buyer shall use reasonable efforts to claim and recover any Losses suffered by the Buyer Indemnitees under the Representations and Warranties Insurance Policy, but Buyer shall not be required to make such claim and recovery prior to seeking indemnification from Sellers hereunder.  The Buyer Indemnitees shall remit to Sellers any such insurance or other third party proceeds which are paid to the Buyer Indemnitees with respect to Losses for which the Buyer Indemnitees have been previously compensated pursuant to Section 11.3.

(c)The Buyer Indemnitees will not be entitled to be compensated more than once for the same Loss pursuant to Section 11.3 for Losses to the extent that any Buyer Indemnitee has been compensated therefor pursuant to Section 4.4.

11.6Procedures.

(a)Notice of Losses.  As soon as reasonably practicable after a Seller Indemnitee or a Buyer Indemnitee, as applicable, has actual knowledge of any claim that it has under this Article XI that is likely to result in a Loss (a “Claim”), Sellers or Buyer, as applicable, shall give written notice thereof (a “Claims Notice”) to the other party.  A Claims Notice must describe the Claim in reasonable detail, and indicate the amount (estimated, as necessary and to the extent feasible) of the Loss that has been or may be suffered by the applicable Indemnitee.  No delay in or failure to give a Claims Notice by Sellers or Buyer, as applicable, pursuant to this Section 11.6(a) will adversely affect any of the other rights or remedies that Sellers or Buyer, as applicable, has under this Agreement, or alter or relieve Buyer or Sellers, as applicable, of its obligation to indemnify the applicable Indemnitee except to the extent that they are actually prejudiced thereby.  Buyer or Sellers, as applicable, shall respond to the Claims Notice (a “Claim Response”) within 30 days (the “Response Period”) after the date that the Claims Notice is received by such party.  If Buyer or Sellers, as applicable, fails to deliver a Claim Response prior to the end of the Response Period, then the party that fails to deliver such Claim Response shall be deemed to have waived its right to dispute the Claims Notice.  If Buyer or Sellers, as applicable, delivers a Claim Response within the Response Period indicating that it disputes one or more of the matters identified in the Claims Notice, Buyer and Sellers shall promptly meet and use their reasonable efforts to settle the dispute.  If Buyer and Sellers are unable to reach agreement within 30 days after the conclusion of the Response Period, then either Buyer or Sellers may resort to other legal remedies subject to the limitations set forth in this Article XI.

(b)Opportunity to Defend Third Party Claims.  In the event of any claim by a third party against a Buyer Indemnitee or Seller Indemnitee for which indemnification is available hereunder, Buyer, if indemnification is sought against it, or Sellers, if indemnification is sought against it (each an “Indemnifying Party”), has the right, exercisable by written notice to Buyer or Sellers, as applicable, within 60 days of receipt of a Claims Notice from Buyer or Sellers, as applicable, to assume and conduct the defense of such claim with counsel selected by the Indemnifying Party.  If the Indemnifying Party has assumed such defense as provided in this Section 11.6(b), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by any Indemnitee in connection with the defense of such Claim.  If the Indemnifying Party does not assume the defense of any third party claim in accordance with this Section 11.6(b), the Indemnitee may continue to defend such claim at the sole cost of the Indemnifying Party (subject to the limitations set forth in this Article XI) and the Indemnifying Party may still participate in, but not control, the defense of such third party claim at the Indemnifying Party’s sole cost and expense.  No party will consent to a settlement of, or the entry of any judgment arising from, any such claim, without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed).  In any such third party claim, the party responsible for the defense of such claim shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim, including all settlement negotiations and offers.  With respect to a third party claim for which Sellers are responsible for the defense, Buyer shall use all reasonable efforts to make available to Sellers and their representatives all books and records of Buyer and the Business relating to such third party claim and shall cooperate with Sellers in the defense of the third party claim.

11.7Specific Performance  Each party’s obligation under this Agreement is unique.  If any party should breach its covenants under this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the nonbreaching party or parties, in addition to any other available rights or remedies they may have under the terms of this Agreement, may sue in equity for specific performance, and each party expressly waives the defense that a remedy in damages will be adequate.

11.8Adjustment to Purchase Price  All indemnification payments made pursuant to this Article XI will be treated as an adjustment to the Purchase Price unless otherwise required by Law.

Article XII.
TAX MATTERS

12.1Cooperation; Audits.

(a)Buyer and its Affiliates, on the one hand, and Sellers and their Affiliates, on the other hand, shall cooperate and (at the expense of the requesting party) provide to each other such information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Acquired Assets or the Business, (ii) the conduct of any audit or other examination by any Taxing Authority relating to any liability for Taxes relating to the Acquired Assets or the Business and (iii) the prosecution or defense of any claim, suit or proceeding relating to any Tax Return relating to the Acquired Assets or the Business.

(b)Buyer and Sellers shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Article XIII.
MISCELLANEOUS AND GENERAL

13.1Expenses  Except as set forth in this Agreement, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid in the case of Sellers, by Sellers, and in the case of Buyer, by Buyer.  Notwithstanding the foregoing, the costs of the

Representation and Warranties Insurance Policy shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Sellers.

13.2Successors and Assigns  This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns, but is not assignable by any party without the prior written consent of the other parties hereto.

13.3Third Party Beneficiaries  Each party hereto intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto or any Indemnitee under Article XI.

13.4Notices  Any notice or other communication provided for herein or given hereunder to a party hereto must be in writing, and shall be deemed given or made (a) when sent by electronic mail (with evidence of transmission), (b) when delivered in person, (c) five Business Days after being sent by mailed by first class registered or certified mail, postage prepaid, or (d) one Business Day after being sent by Federal Express or other overnight courier of national reputation, addressed as follows:

If to Buyer:

Scott’s Liquid Gold – Inc.

4880 Havana Street, Suite 400

Denver, Colorado 80239

Attention: Kevin Paprzycki

Email:  kpaprzycki@slginc.com

with a copy to:

Holland & Hart, LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

Attention: Amy Bowler

Email: ABowler@hollandhart.com

If to Sellers:

CR Brands, Inc.

c/o Resilience Capital Partners

25101 Chagrin Boulevard

Cleveland, Ohio  44122

Attention:  Bassem A. Mansour

Email:  bmansour@resiliencecapital.com

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio  44114

Attention:  William R. Stewart, Jr.

Email:  wrstewartjr@jonesday.com

or to such other address with respect to a party as such party notifies the others in writing as above provided.

13.5Complete Agreement  This Agreement and the schedules and exhibits hereto and the other documents delivered by the parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings among the parties hereto with respect thereto.

13.6Captions  The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

13.7Amendment  This Agreement may be amended or modified only by an instrument in writing duly executed by the parties hereto.

13.8Waiver  Sellers, on the one hand, and Buyer, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto of the other party, or (c) waive compliance with any of the agreements of the other party or their own conditions precedent contained herein, to the extent permitted by applicable Law.  Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by the party waiving or extending the applicable provision.

13.9Governing Law; Jurisdiction  This Agreement is to be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its rules of conflict of laws.  Each party hereto agrees that any claim relating to this Agreement shall be brought solely in the Delaware Court of Chancery, unless such court lacks jurisdiction, in which case any such claim shall be brought in the courts of the United States located in the State of Delaware, unless such court also lacks jurisdiction, in which case any such claim shall be brought in the Delaware Superior Court, and all objections to personal jurisdiction and venue in any Action so commenced are hereby expressly waived by all parties hereto.  The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 13.4, and service so made shall be complete as stated in such Section.

13.10Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION

ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.11Severability  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only as broad as is enforceable. On such determination that any term or other provision is invalid or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

13.12Counterparts  This Agreement may be executed in separate counterparts (including by facsimile or .pdf format), each of which will be deemed an original but all of which will constitute but one instrument.

13.13Time Periods  Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.

13.14Construction  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the parties and no presumption or burden of proof must arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  The word “including” means including without limitation, and the word “or” is not exclusive and shall have the meaning commonly ascribed to the term “and/or.”  Any reference to the singular in this Agreement also includes the plural and vice versa.

13.15Non-Recourse  All Actions, suits, claims and proceedings at law or in equity, or arbitration or administrative or other proceedings by or before any Governmental Authority (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against Persons that are expressly identified as parties hereto.  No Person who is not a named party to this Agreement, including any Affiliate or other representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities against any such Non-Party Affiliates.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Buyer and Sellers have caused this Agreement to be executed as of the day and year first above written.

CR BRANDS, INC.
By:	/s/ A. Malachi Mixon IV
	Name:	A. Malachi Mixon IV
	Title:	Secretary and Treasurer
SWEEP ACQUISITION COMPANY
By:	/s/ A. Malachi Mixon IV
	Name:	A. Malachi Mixon IV
	Title:	Secretary and Treasurer
SLG CHEMICALS, INC.
By:	/s/ Kevin A. Paprzycki
	Name:	Kevin A. Paprzycki
	Title:	Chief Financial Officer

Signature Page to Asset Purchase Agreement